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EXHIBIT 2

FORM OF PROXY

EXHIBIT 99.2

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

000001
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X	Security Class	COMMON SHARES

Holder Account Number

	C9999999999	I N D

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Form of Proxy - Annual and Special Meeting to be held on April 24, 2008
This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 a.m., Mountain Time, on April 22, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch	•	Go to the following web site:	•	You can enroll to receive future securityholder
	tone telephone.		www.investorvote.com		communications electronically, by visiting
	1-866-732-VOTE (8683) Toll Free				www.computershare.com - click "Enroll for
e-delivery" under the Shareholder Services menu.

If you vote by telephone or the internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 014918	HOLDER ACCOUNT NUMBER C9999999999	ACCESS NUMBER 99999

SAM SAMPLE	C9999999999 IND C01

Appointment of Proxyholder
I/We, being holder(s) of Suncor Energy Inc. hereby appoint: John T. Ferguson, or failing him, Richard L. George	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Suncor Energy Inc. to be held at the Lower Level, Metropolitan Conference Center, 333 - 4th Ave. SW, Calgary, Alberta on April 24, 2008 at 10:30 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. Mel E. Benson	☐	☐	02. Brian A. Canfield	☐	☐	03. Bryan P. Davies	☐	☐
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04. Brian A. Felesky	☐	☐	05. John T. Ferguson	☐	☐	06. W. Douglas Ford	☐	☐

07. Richard L. George	☐	☐	08. John R. Huff	☐	☐	09. M. Ann McCaig	☐	☐

10. Michael W. O'Brien	☐	☐	11. Eira M. Thomas	☐	☐

2. Appointment of Auditors							For	Withhold
Re-appointment of PricewaterhouseCoopers LLP as auditor of the Corporation for the ensuing year.							☐	☐

3. Amendment and Restatement of Shareholders Rights Plan							For	Against
Please read the resolution in full in the accompanying Management Information Circular.							☐	☐

4. Amendment of Articles: Two for One Division of Common Shares							For	Against	Fold
Please read the resolution in full in the accompanying Management Information Circular.							☐	☐

Authorized Signature(s) - This section must be completed	Signature(s)	Date
for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

MM / DD / YY

Interim Financial Statements		Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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  EXHIBIT 2
FORM OF PROXY